Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Surgery Partners, Inc. for the registration of common stock, preferred stock, subscription rights, warrants or units and to the incorporation by reference therein of our report dated March 16, 2018, except for the effect of adopting ASU 2016-18, Statement of Cash Flows - Restricted Cash, as to which the date is March 15, 2019, with respect to the consolidated financial statements of Surgery Partners, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

January 25, 2021